April 23, 2007

VIA EDGAR AND FACSIMILE

Ms. Barbara Jacobs
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington, D.C.  20549

Re:	Banuestra Financial Corporation (the “Company”)
Registration Statement on Form SB-2
Filed July 20, 2006
File Number 333-124395

Dear Ms. Jacobs:

Pursuant to Section 8 of the Securities Act of 1933, and Rule 461 thereunder, GunnAllen Financial, Inc., as the managing underwriter, hereby join the Company in requesting acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. Eastern time on April 25, 2007, or as soon thereafter as practicable.  In connection with the foregoing, GunnAllen Financial, Inc. hereby acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  We are aware of our responsibilities under the Securities Act of 1933 and the Securities Act of 1934 as they may relate to the proposed initial public offering of the securities referred to in the above-referenced registration statement; and

•                  GunnAllen Financial, Inc. may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Copies of the Preliminary Prospectus dated March 9, 2007 have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours before it is expected confirmations will be mailed.  GunnAllen Financial, Inc. will comply with Rule 15c2-8 under the 1934 Act.

In connection with the foregoing, please be advised that GunnAllen Financial, Inc. has effected approximately the following distribution of copies of the Preliminary Prospectus dated March 9, 2007:

GunnAllen Financial, Inc. offices	3,600
Individuals, corporations and other entities	5,400

Please confirm the date and time of effectiveness of the registration statement to Bradley D. Houser at Akerman Senterfitt, our counsel, at (305) 982-5658.

Very truly yours,

GunnnAllen Financial, Inc.

By:	/s/ Glenn N. Huber
Glenn N. Number
Senior Managing Director